Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. announces to its shareholders and the market in general that, as a result of today’s early termination, by Via Varejo S.A., of operational agreements in connection with the provision of extended warranty at “Ponto Frio” and “Casas Bahia” stores, its subsidiary Itaú Seguros S.A. will receive from Via Varejo an amount of R$ 584 million in one lump payment, chiefly in association with the restitution of duly adjusted amounts disbursed under said agreements.

The operation will not relevantly affect the Company’s earnings.

São Paulo, October 1st, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer